2000 K Street, N.W. Suite 700 Washington, DC 20006 T: 202.822.9611

September 3, 2025

VIA EDGAR
Mindy Rotter, Esq., CPA
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Re:	GuideStone Funds
File Nos. 333-53432, 811-10263

Dear Ms. Rotter:
On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on August 7, 2025, with regard to the Annual Report to Shareholders of the Registrant (the “Annual Report”) for the period ended December 31, 2024. The Annual Report was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2025. Below we have provided your comments and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Annual Report.

1)
Comment:  Please explain how the selection of GuideStone Capital Management, the Registrant’s investment advisor, to act as the Chief Operating Decision Maker (“CODM”) is consistent with ASC 280-10-50-5. In addition, if the disclosure provided in the Notes to Financial Statements needs to be updated, please confirm that such updates will be provided in future reports filed with the SEC.

Response: ASC 280-10-50-5 states:

The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.

The Registrant selected GuideStone Capital Management (the “Adviser”) to serve as the CODM because, as the investment advisor to the funds, the Adviser, subject to Board oversight, makes key operating decisions for each fund, including, but not limited to: (1) determining a fund’s investment strategy; (2) determining the capital allocation of a fund; (3)

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September 3, 2025

determining the expense structure of a fund; (4) determining when a fund launches or dissolves; and (5) enters into significant contracts on behalf of a fund. As such, the Registrant believes it is appropriate to designate the Adviser as CODM and that such designation is consistent with ASC 280-10-50-5.

While the Registrant believes that its current disclosure provided in the Notes to Financial Statements adequately describes the Registrant’s decision to designate the Adviser as CODM, the Registrant intends to revise the relevant disclosure for additional clarity in its Annual Report for the period ended December 31, 2025.  The disclosure will be revised to read:

Subject to the oversight and, when applicable, approval of the Board of Directors, the investment advisor, GSCM, through the voting members of GSCM’s Investment Committee and the President of the Funds, acts as the Funds’ CODM, assessing performance and making decisions about resource allocation.

In connection with the Registrant’s responses to the Staff’s comments on the Annual Report, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.
Please do not hesitate to contact me at (202) 419-8416, or Jocelyn A. Near at (202) 507-5160, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:	Melanie Childers
Matthew A. Wolfe, Esquire
Jocelyn A. Near, Esquire